                                                                 Exhibit (a)(12)


              THE LIMITED, INC. ANNOUNCES FIRST QUARTER EARNINGS
                         EXPECTATIONS AND MAJOR ACTIONS
                         TO INCREASE SHAREHOLDER VALUE

       --First Quarter Earnings Expected to Exceed Analysts' Estimates--
       ------------------------------------------------------------------
  -- The Limited, Inc. to Self-Tender for up to 15 Million Shares of Stock --
  ---------------------------------------------------------------------------
        --The Limited, Inc. to Spin-Off Limited Too to Shareholders --
         ---------------------------------------------------------------
  -- The Limited, Inc. to Sell a Majority Interest in Galyan's Trading Co. --
  ---------------------------------------------------------------------------
             --Declaration of 98th Consecutive Quarterly Dividend--
             ------------------------------------------------------


(Columbus, Ohio) May 3, 1999 --"We're very pleased today to announce important next steps in our ongoing efforts to create sustained growth of shareholder value. First, the performance of our apparel brands in the first quarter was very encouraging and will enable us to deliver earnings that will exceed analysts' estimates. In addition, we are announcing three transactions that continue our aggressive positioning of the Company as a family of the world's best fashion brands and focus our time, talent and capital on the highest return opportunities," said Leslie H. Wexner, Chairman and CEO of The Limited, Inc. (NYSE/LSE: LTD).

"Specifically, we will:

 .  Self-tender for up to 15 million shares of The Limited, Inc. common stock.

 . Spin-off Limited Too to shareholders in a tax-free transaction enabling it to be a fully independent company.

 . Sell a majority interest in our Galyan's Trading Co., an active lifestyle superstore retailer, to Freeman Spogli & Co."

First Quarter Expectations
---------------------------

Mr. Wexner commented: "For the past several years, we have been growing our brand recognition with great success at Victoria's Secret and Bath & Body Works, both units of Intimate Brands. The historic live Webcast of the `World's Most Watched Fashion Show' broke Internet and e-commerce records. We are bringing the same focus and innovation to our apparel businesses, as demonstrated by our first quarter results."

Specifically, the Company expects to report April total sales of $639.9 million, an increase in comparable store sales of 5% and first quarter earnings per share of $.14, an increase of 56% over an adjusted $.09 per share in 1998. This represents a significant increase over the current Wall Street consensus estimate of $.10 per share, and is primarily the result of strong first quarter performances at the Express, Lerner New York, Lane Bryant, and Limited Too brands, as well as at Intimate Brands, Inc. (NYSE: IBI).

Additionally, due to the momentum in the apparel brands, the Company now expects to exceed the current second quarter Wall Street consensus estimate of $.15 per share by $.03.

15 Million Share Stock Repurchase
---------------------------------

"The Board has been evaluating uses of excess cash generated from both operations and the sale of non-core assets over the last several years. We have now determined that, with the improved performance of our apparel brands, a significant share repurchase would be a tax-efficient way to distribute this excess cash to shareholders. This share repurchase further demonstrates management's and the Board's confidence in our business and its future," Mr. Wexner said.

Accordingly, The Limited, Inc.'s Board of Directors has authorized the repurchase of up to 15 million shares of its common stock. Neither Mr. Wexner nor his affiliates will participate. The repurchase will be made through a "Dutch Auction" tender offer in which The Limited, Inc.'s shareholders will be given the opportunity to sell a portion or all of their shares to the Company at a price of not less than $50 per share, and not more than $55 per share. The offer to purchase shares will commence on May 4,1999 and will expire at 12:00 midnight, New York City time on June 1, 1999, unless extended by the Company.

If the number of shares tendered is greater than the number sought, the Company will select the lowest price within the stated range that will allow it to buy 15 million shares, with purchases to be made on a pro rata basis from shareholders tendering at or below the purchase price.

The Company also announced the rescission of the Contingent Stock Redemption Agreement, thereby making available the $351.6 million in cash that previously had been held on a restricted basis to honor the Company's obligations under the Agreement. This cash and other available funds will be utilized to repurchase shares under the self-tender.

This news release is neither an offer to purchase nor a solicitation of offers to sell common stock. The self-tender is being made only by means of an Offer to Purchase and related documents, copies of which will be mailed to all shareholders and filed with the Securities and Exchange Commission, and may also be obtained from the information agent, D.F. King & Co., Inc. In connection with the self-tender, The Limited, Inc. has retained Lazard Freres & Co. LLC and J.P. Morgan & Co. to act as dealer managers.

Spin-Off of Limited Too to Shareholders
----------------------------------------

The Company plans to establish Limited Too as a fully independent public company through a 100% spin-off to Limited, Inc. shareholders. The spin-off is expected to be tax-free and occur in late July or August 1999. Accordingly, shares tendered and accepted by the Company in today's announced self-tender will not be eligible to receive shares of Limited Too distributed in the spin-off. Shares of Limited Too stock are expected to trade on the New York Stock Exchange.

Mr. Wexner said, "Like Abercrombie & Fitch (NYSE: ANF), Limited Too will now have direct accountability to public investors and increased strategic flexibility to pursue continued growth. At the same time, The Limited, Inc. can continue to intensify its focus on growing its own businesses and further developing its strong portfolio of brands. We believe the spin-off will allow investors to more effectively evaluate each company, thereby maximizing shareholder value over the long term.

"Under Michael Rayden and his team, Limited Too has become a remarkable success, having created a focused and differentiated brand image for fashion-aware girls aged 7 to 14 who follow the latest trends. Under Michael's leadership, in the period from fiscal 1996 to fiscal 1998, Limited Too has increased its sales from $259 million to $377 million and significantly improved its profitability."

In connection with the spin-off, The Limited, Inc. has retained J.P. Morgan & Co. to act as its financial advisor.

Sale of Majority Interest in Galyan's Trading Co.
-------------------------------------------------

The Company has signed an agreement to sell a majority interest in Galyan's Trading Co. to an affiliate of Freeman Spogli & Co. to manage and grow the business. Galyan's would be 60% owned by Freeman Spogli and Galyan's management and 40% owned by The Limited, Inc. In connection with the transaction, the Company expects to receive total cash proceeds of $190 million, including proceeds from sale-leaseback transactions. The transaction, which remains subject to financing, is expected to close in late June or July. Galyan's Trading Co. currently operates 16 active lifestyle superstores, and had fiscal 1998 revenues of $220 million.

Mr. Wexner commented, "Galyan's has had solid performance and is an excellent growth company. As we've demonstrated in the past with similar transactions involving Brylane, Inc., and Alliance Data Systems, our transaction processor, this type of transaction can be an effective way of maximizing value for our shareholders."

Freeman Spogli & Co. is a private investment firm, based in Los Angeles and New York, dedicated exclusively to investing together with management in growing companies.

Declaration of 98th Consecutive Quarterly Dividend
--------------------------------------------------

The Company also announced the declaration of a quarterly dividend of $.15 per share, payable on June 30, 1999 to shareholders of record at the close of business on June 23, 1999. This is the Company's ninety-eighth consecutive quarterly dividend. Because the self-tender is expected to close before the dividend record date, shares which are tendered to and accepted by the Company will not receive the dividend.

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

The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Structure, Limited Too, Galyan's and Henri Bendel, presently operates 3,408 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading specialty retailer of intimate apparel, beauty and personal care products through the Victoria's Secret and Bath & Body Works brands. Victoria's Secret products are available through 849 lingerie and beauty stores, the Victoria's Secret Catalogue and online at www.VictoriasSecret.com. Bath and Body Works products are available in 1,101
-----------------------
stores.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to; those described in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.



                                     # # #
For further information, please contact:      Tom Katzenmeyer
                                              Vice President, Investor Relations
                                              The Limited, Inc.
                                              614-415-7555
                                              www.limited.com

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